ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600

September 22, 2011
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Dominic Minore, Esq.

Re:	Highland Funds II (the “Registrant”) 1940 Act File No. 811-07142 1933 Act File No. 333-51308
Dear Mr. Minore:
     In connection with the filing of Post-Effective Amendment No. 66 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 68 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement filed on Form N-1A (the “Amendment”) in connection with the registration of Highland Energy and Materials Fund (the “Fund”), set forth below are responses to the comments the staff of the Securities and Exchange Commission (the “Staff”) provided orally on August 26, 2011 to Sarah Clinton of Ropes & Gray LLP, with respect to Post-Effective Amendment No. 61 under the 1933 Act, and Amendment No. 63 under the 1940 Act, to the Registrant’s Registration Statement filed on Form N-1A (the “Prior Amendment”).
     We appreciate the opportunity to address your comments regarding certain disclosure contained in the Prior Amendment. As requested by you, certain responses to the Staff’s comments are reflected in the prospectuses and statement of additional information, contained in the Amendment. We have organized this letter by setting forth the Staff’s comments followed by the Registrant’s response to the Staff’s comments.
Prospectuses
1.	Please delete footnotes 1 through 3 from the Shareholder Fees table and disclose the information contained therein behind the summary section of the Prospectus (behind the Item 8 disclosure).
Response: The Registrant has incorporated the requested revision. The Registrant has deleted the footnotes. The information in the footnotes is provided in post-Item 8 disclosures.
2.	Please confirm that acquired fund fees and expenses represent less than one basis point of the average net assets of the Fund. To the extent acquired fund fees and expenses represent greater than one basis point of the average net assets of the Fund, please disclose as a separate line item under “Other Expenses” in the “Annual Fund Operating Expenses” table.
Response: The Registrant confirms that the fees and expenses incurred as a result of the Fund’s investment in shares of “Acquired Funds” (as defined in Form N-1A), if any, are not anticipated to exceed 0.01% of average Fund net assets. An expense table column for Acquired Fund Fees and Expenses is therefore not required pursuant to Instruction 3(f)(i) to Item 3 of Form N-1A.
3.	Please expand the “Principal Investment Strategies” disclosure so that it lines up with the Item 4 and Item 9 risk disclosure.
Response: The Registrant has incorporated the requested revision.
4.	In the “Principal Investment Strategies” section, please provide the maximum percentage the Fund may invest in derivatives and pooled investments vehicles. Please describe what is meant by “pooled investment vehicles.”
Response: The Registrant has incorporated the requested revision with respect to pooled investment vehicles. The “Principal Investment Strategies” section also provides the maximum percentage of the Fund’s assets that may be invested in derivatives, exchange-traded funds and master limited partnerships.
5.	If derivatives and pooled investment vehicles are used to satisfy the 80% test, please make it clear that investing in such instruments is the economic equivalent of direct investing.
Response: The Registrant has incorporated the requested revision.
6.	In the first paragraph of the “Principal Investment Strategies” section, please explain what is meant by “power” (e.g., solar power, wind power, nuclear power) and “raw materials.”
Response: The Registrant has incorporated the requested revision.
7.	Please describe the materials industry as it relates to master limited partnerships (“MLPs”).
Response: The Registrant has removed disclosure relating to investments in MLPs in the materials industry, because the Fund will invest in MLPs in only the energy industry as part of its principal investment strategies.
8.	ETF risk and below investment grade securities risk are described in the “Description of Principal Risks.” If the Fund may invest a substantial portion of its assets in junk bonds and/or ETFs, please include disclosure to that effect in the “Principal Investments Strategies” section.
Response: The Registrant has incorporated the requested revision.
9.	In the “Principal Investment Strategies” disclosure regarding the possible denomination of securities in non-U.S. currencies or multinational currency units, please provide an explanation of what “multinational currency units” entail. In the “currency risk” description, please specifically address the risks associated with multinational currency units.

Response: The Registrant has incorporated the requested revisions.
10.	Three types of MLP units are described in the “Description of Principal Investments.” Please confirm that all three types of units relate to MLPs.
     Response: The Registrant confirms that the Fund may invest in MLP common units and MLP i-Shares, each of which relate to investments in MLPs. The Fund will not invest in MLP general partnership interests and so the relevant disclosure has been removed from the registration statement.
11.	Please confirm that the language in the “Principal Investment Strategies” section regarding the Fund’s investments in derivatives takes into account the guidance provided in the Commission’s Letter to the Investment Company Institute dated July 30, 2010 (the “Letter”).
Response: The Registrant confirms that the disclosure regarding the Fund’s investments in derivatives takes into account the guidance provided in the Letter.
12.	Please either confirm that short sales are limited to short sales against the box or add a statement that the Fund may invest in naked short sales and is subject to the risk of unlimited loss.
Response: The Registrant has incorporated the requested revision in the “Principal Investment Strategies — Short Sales” section. Further discussion of the risks of short sales, including those not make against the box, are included in the “Description of Principal Risks—Short Sales Risk.”
13.	Confirm whether the Fund’s expenses related to short sales are equal to or greater than five basis points of the average net assets of the Fund. If such expenses are greater than five basis points, provide a related subcaption under “Other Expenses” in the respective Fund’s “Fees and Expenses” table and disclose such amount.
Response: Expenses related to short sales cannot be estimated at this time because the Fund has not yet commenced operations. The actual expenses related to short sales will be included in the Fund’s Annual Fund Operating expenses table once the Fund is not longer a “New Fund,” as defined in the Instructions to Item 3 on Form N-1A.
14.	In the last paragraph of the “Principal Investment Strategies” section, please add a statement explaining that the non-diversification requirements under the Internal Revenue Code of 1986, as amended, are less stringent than those under the Investment Company Act of 1940.
Response: The Registrant has incorporated the requested revision.
15.	In the description of MLP Risk in the “Principal Risks” section, please provide separate descriptions of the risks associated with each of the three later disclosed types of MLP units (i.e., MLP common units, MLP i-Shares, and MLP general partnership interests).
Response: The Registrant has incorporated the requested revision, except that the Fund will not invest in MLP general partnership interests and so the relevant disclosure has been removed from the registration statement.

16.	In the description of MLP Risk in the “Principal Risks” section, please make clear, if true, that distributions on MLPs represent return of capital until cost basis is zero, then all distributions are considered income.
Response: The Registrant has incorporated the requested revision.
17.	In the first paragraph of the section “Description of Principal Investments,” please change the word “practices” to “strategies.”
Response: The Registrant has incorporated the requested revision.
18.	Please clarify whether there is any limit on the Fund’s investments in junk securities.
Response: The Registrant has incorporated the requested revision.
19.	In the description of MLP Common Units in the “Description of Principal Investments,” please make clear that common units are in a first loss position.
Response: The Registrant has incorporated the requested revision.
20.	In the description of MLP I-Shares Units in the “Description of Principal Investments,” please identify the issuer of the I-units (e.g., is it a corporate issuer?, an affiliate of the MLP?).
Response: The Registrant has incorporated the requested revision.
21.	Please provide a more thorough explanation of the MLP I —Shares. Include information on, for example, whether an investment in I-Shares would produce income or distributions in the form of cash or capital gains or cash dividend or income and whether the dividend reinvestment structure outlined in the description of MLP I-Shares Units causes dilution or gives rise to a layering of management and transactional fees. Make it clear that it is the Fund that is the investor in the I-Shares, not the Fund’s underlying investors.
Response: The Registrant has incorporated the requested revision.
22.	In the description of MLP general partnership interests in the “Description of Principal Investments,” please clarify the difference between holding and investing. Please clarify whether the Fund would be the investor in general partnership interests and would have board participation rights and/or operating control over the MLP. If so, please make it clear that the Fund could be liable for amounts greater than its original investment.
Response: The Fund will not invest in MLP general partnership interests and so the relevant disclosure has been removed from the registration statement.
23.	Please clarify that the Fund’s potential investment in emerging market issuers falls within the 50% limitation for investments in non-U.S. issuers.
Response: The Registrant has incorporated the requested revision.
24.	If the tax consequences of investments in short sales constitute a material risk for the Fund, please disclose such risk in the “Short Sales” description.

Response: The tax consequences of short sales do not constitute a material risk for the Fund and the Registrant has deleted the statement regarding special tax considerations associated with investing in short sales.
25.	Please change the “Additional Information” heading on page 11 to a more descriptive heading.
Response: The Registrant has incorporated the requested revision.
26.	Please confirm that the risks described in the “Description of Principal Risks” section are all principal risks of the Fund.
Response: The Registrant confirms that the risks described in the “Description of Principal Risks” section are all principal risks of the Fund.
27.	In the first bullet under the “Net Asset Value” section, please replace the words “valuation, which approximates market value” with “fair valuation.”
Response: The Registrant has incorporated the requested revision.
Statement of Additional Information
1.	Please expand the securities loans disclosure to indicate that the Fund will bear the entire risk of loss on reinvestment of cash, but PFPC will share in any returns on income amounts reinvested, and please explain how income is split between PFPC and the Fund. Please note that the cost of securities lending is not reflected in the fee table.
Response: The Registrant has incorporated the requested revision. Income
2.	Please include all fundamental policies required in Section 8 of the 1940 Act, including a fundamental policy for the Fund to concentrate in the Energy and Materials industry, a policy relating to investment in commodities, and a policy relating to investment in real estate.
Response: The Registrant has incorporated the requested revision.
* * *
As instructed by the Staff, the Registrant is also submitting the following:
The Registrant acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Amendment, (ii) Staff comments or changes to disclosure in response to Staff comments in the Amendment reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Amendment, and (iii) the Registrant may not assert Staff comments with respect to the Amendment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any questions concerning this letter to the undersigned at 617-951-7375.
Very truly yours,
Sarah Clinton

cc:	Ethan Powell, Highland Funds Asset Management, L.P.